SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to proposed appointments of directors, dated June 28, 2019	A-1

1.2	Announcement in relation to proposed amendments to articles of association, dated June 28, 2019	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

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•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 28, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED APPOINTMENTS OF DIRECTORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that the appointments of Mr. Liu Guiqing (“Mr. Liu”) and Mr. Wang Guoquan (“Mr. Wang”), Executive Vice Presidents of the Company, as Executive Directors of the Company are proposed to the shareholders of the Company for approval at an extraordinary general meeting. The relevant appointments will become effective from the date of approval at the extraordinary general meeting of the Company to be convened until the annual general meeting of the Company for the year 2019 to be held in year 2020.

Mr. Liu Guiqing, age 52, an Executive Vice President of the Company. Mr. Liu is a professor-level senior engineer and received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Mr. Wang Guoquan, age 47, an Executive Vice President of the Company. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co.,Ltd.. Mr. Wang has extensive experience in management and the telecommunications industry.

Save as disclosed in this announcement, Mr. Liu and Mr. Wang did not hold any directorship in any other listed companies nor take up any other position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Liu and Mr. Wang do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Mr. Liu and Mr. Wang that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any other matters which need to be brought to the attention of the shareholders of the Company.

A-1

The proposed appointments of Mr. Liu and Mr. Wang as Executive Directors of the Company will be submitted for approval by the shareholders of the Company at the extraordinary general meeting. Upon the approval at the extraordinary general meeting be obtained, the Company will enter into service contracts with Mr. Liu and Mr. Wang, respectively. The Board, after obtaining the authorisation at the extraordinary general meeting, will determine the remuneration of Mr. Liu and Mr. Wang with reference to their duties, responsibilities, experience as well as current market conditions. A circular of the extraordinary general meeting in relation to the proposed appointments will be despatched to the shareholders of the Company in due course.

By Order of the Board

China Telecom Corporation Limited

Ke Ruiwen

Chairman, Chief Executive Officer, President and Chief Operating Officer

Beijing, China, 28 June 2019

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

A-2

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Reference is made to the announcement published by China Telecom Corporation Limited (the “Company”) on 6 June 2019 that China Telecom has been granted the permit to operate 5G digital cellular mobile service. The board of directors (the “Board”) of the Company announces that the Board proposes to amend the relevant provision regarding the business scope in the articles of association of the Company (the “Articles of Association”).

Meanwhile, the Board announces that due to the amendments to the Company Law of the People’s Republic of China, the Board proposes to amend the relevant provisions of the Articles of Association regarding shares repurchase by the Company.

It is proposed that the provision regarding the business scope of basic telecommunications businesses in Article 14 and the contents from Article 30 to Article 33 of the Articles of Association be deleted and replaced with the following:

“Article 14 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), fifth generation digital cellular mobile communications business, satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China. ……

Article 30 The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)	reducing its capital;

(2)	merging with another company that holds shares in the Company;

B-1

(3)	utilising shares for employee stock ownership plan or share incentive scheme;

(4)	repurchasing shares upon request raised by shareholders who had divergent views on approved resolutions in connection with a merger and division of the Company at the general meeting;

(5)	utilising shares for conversion of corporate bonds issued by the Company which are convertible into shares;

(6)	as necessary for maintenance of the Company’s value and shareholders’ rights and interests.

The Company’s repurchase of its issued shares shall comply with the provisions of Articles 31 to 34.

Article 31 The Company may repurchase its shares under the circumstances stated in clause (1), (2) or (4) of paragraph one of Article 30, in one of the following ways:

(1)	by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)	by repurchasing shares through public dealing on a stock exchange;

(3)	by repurchasing shares outside of the stock exchange by means of an agreement.

Any repurchase of shares by the Company under the circumstances stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be made by way of a public centralised trading.

Article 32 The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company pursuant to the provisions as stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be subject to a board resolution approved by over two-thirds of the directors attending the meeting. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.

The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

Article 33 In the event that the repurchase of shares by the Company in accordance with paragraph one of Article 30 is under the circumstances stated in clause (1), the shares shall be cancelled within 10 days from the day of repurchase; in the event that such repurchase is under the circumstances stated in clause (2) or (4), the shares shall be transferred or cancelled within 6 months; in the event that such repurchase is under the circumstances stated in clause (3), (5) or (6), the total shares of the Company held by the Company shall not exceed 10% of the total shares of the Company in issue and shall be transferred or cancelled within 3 years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.”

B-2

In the event of any discrepancy between the Chinese version and the English version of the Articles of Association, the Chinese version shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

The above proposed amendments to the Articles of Association are subject to the consideration and approval of the Company’s shareholders at an extraordinary general meeting of the Company by way of a special resolution. A circular containing, among other things, details of the proposed amendments to the Articles of Association together with the notice of the extraordinary general meeting will be despatched to the shareholders of the Company in due course. The amended Articles of Association shall become effective on the date upon the relevant special resolution being approved at the extraordinary general meeting of the Company.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 28 June 2019

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

B-3